UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

OMNIVISION TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-29939	77-0401990
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4275 Burton Drive

Santa Clara, California 95054

(Address of principal executive offices) (Zip Code)

Shaw Hong, Chief Executive Officer

(408) 567-3000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of OmniVision Technologies, Inc. (the “Company”)  is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2014 to December 31, 2014.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.ovt.com/investors/secfilings.php.

Pursuant to the Rule, the Company conducted an analysis to determine whether the Company contracts to manufacture products in which gold, columbite-tantalite (coltan), cassiterite, wolfamite or their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”), are necessary to the functionality or production of any of such products.  Based on such analysis, the Company determined that certain of the Conflict Minerals are necessary to the functionality or production of products contracted to be manufactured by the Company during the calendar year 2014 (collectively, the “Covered Products”).  As a result, the Company conducted in good faith a reasonable country of origin inquiry (“RCOI”) reasonably designed to determine if any of these Conflict Minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”) and whether any of the Conflict Minerals may be from recycled or scrap sources.

The Company’s supply chain is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals.  The Company does not directly purchase Conflict Minerals from mines, smelters or refiners.  Therefore, the Company must rely on its contract manufacturers and component suppliers to provide information regarding the country of origin of Conflict Minerals that are included in the Covered Products.  In designing its RCOI, the Company considered a variety of methods for determining whether the Conflict Minerals in its Covered Products originated from the Covered Countries, and determined that the Company would survey its first tier contract manufacturers and component suppliers that it used in calendar year 2014.

The Company conducted this survey by submitting the conflict minerals reporting template prepared by the Electronic Industry Citizenship Coalition and Global eSustainability Initiative to such contract manufacturers and component suppliers.  Responses were reviewed for completeness, reasonableness, and consistency, and the Company routinely followed up with its contract manufacturers and component suppliers for corrections and clarifications as needed.  The Company also determined which of the smelters used by its suppliers are validated as conflict-free as part of the Conflict-Free Smelter Program.

The Company submitted the conflict minerals reporting template to all of its contract manufacturers and component suppliers for calendar year 2014 and received complete responses from all of those contacted.

Based on the responses from its manufacturers and suppliers gathered through its RCOI, the Company was unable to determine that all of the Conflict Minerals did not originate in the Covered Countries or came from recycled or scrap sources, and concluded that certain of its products are DRC conflict undeterminable.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2—Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of OmniVision Technologies, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OmniVision Technologies, Inc.

By:	/s/ Anson Chan
Name: Anson Chan
Title: Chief Financial Officer

Date:  June 1, 2015